EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Federal Signal Corporation Reports Operating Income Up 22% and Affirms Full-Year Outlook

•	Operating income of $29.2 million for the quarter, up 22% versus last year

•	Excluding foreign currency translation effects, net sales up 2% versus last year

•	Earnings per share of $0.29 for the quarter, up 7% compared to $0.27 last year

•	Affirms full-year outlook of $0.95 to $1.02 earnings per share
Oak Brook, Illinois, July 28, 2015 — Federal Signal Corporation (NYSE:FSS), a leader in environmental and safety solutions, today reported results for the second quarter ended June 30, 2015. Consolidated net sales for the second quarter were $230.8 million, down 2% versus the same quarter a year ago. Second quarter income from continuing operations was $18.3 million, equal to $0.29 per diluted share, compared to $17.0 million, equal to $0.27 per share, in the prior-year quarter.
ESG Drives Improved Operating Results
“We sustained our positive momentum through a strong second quarter,” said Dennis J. Martin, President and Chief Executive Officer. “Our businesses continued to use 80/20 and lean initiatives to drive bottom line results. Operating margin was up in all of our groups, most significantly in our Environmental Solutions Group, and, consolidated operating margin was a record 12.7% for the quarter, up from 10.2% last year. Overall, we improved our EPS by 7% compared to last year's second quarter.”
Net sales were $230.8 million for the quarter, 2% lower than the second quarter of 2014. Excluding unfavorable foreign currency translation effects, net sales were $4.0 million, or 2%, higher than the prior-year quarter. Environmental Solutions Group sales were up $7.4 million, or 5%, on improved shipments of street sweepers, offset by reduced sales of sewer cleaners and vacuum trucks. Safety and Security Systems Group sales decreased by $2.5 million, or 4%, largely due to unfavorable foreign currency effects, offset by improved sales into European public safety markets. Sales in the Fire Rescue Group were down $8.7 million, or 26%, when compared to the prior-year quarter, and included a $5.3 million unfavorable foreign currency translation impact.
Consolidated second quarter operating income was $29.2 million, up 22% compared to the second quarter of 2014. Consolidated second quarter operating margin improved to 12.7%, compared to 10.2% last year. Foreign currency changes have had negligible impacts on operating income. Corporate expenses were $7.3 million for the quarter, compared to $6.4 million a year ago. The effective income tax rate for the quarter of approximately 36% was in line with the estimated rate for the full year. The effective income tax rate for the second quarter of 2014 was 25.1% and benefited from adjustments to tax reserves. The cash tax rate for the year is expected to be a percentage in the mid teens.
Orders were $214 million for the quarter, down 16% compared to last year. Prior-year orders within the Environmental Solutions Group were at a record high due to a number of large fleet orders for street sweepers. Foreign currency translation and shorter lead times also contributed to the order reduction. Consolidated backlog was $269 million, compared to $356 million last year.
Strong Cash Flow Supports Share Repurchases and Dividends
Net cash of $24.1 million was provided by continuing operating activities in the second quarter of 2015, compared to $30.7 million in the prior-year quarter. Timing differences within working capital account for the majority of the variance between years. For the first half of 2015, net cash of $27.5 million was provided by continuing operating activities, representing a $3.8 million, or 16%, improvement compared to the same period of 2014, largely based on higher earnings.

The strong cash flow generated from continuing operations during the second quarter facilitated the funding of $3.7 million for dividends and $1.4 million for share repurchases under the Company’s authorized programs. As we recently announced, the Board of Directors also declared a dividend of $0.06 per share for the third quarter.
“Our healthy cash flow and balance sheet support our dividend and share repurchases, and they position us to pursue growth opportunities,” continued Martin.  “In addition to internal opportunities, we are actively targeting acquisitions that will create value for our shareholders. We are maintaining our disciplined approach and have an appetite to add at least $250 million from acquisitions to our revenue run-rate within the next three years.”
Consolidated debt at June 30, 2015 was $49 million, compared to $76 million a year ago. As a result of the lower debt levels, interest expense in the second quarter of 2015 was $0.6 million, down from $0.9 million a year ago. Cash and cash equivalents at June 30, 2015 were $36 million, compared to $24 million a year ago.
Affirming 2015 Outlook
“Our second quarter operating results were strong,” said Jennifer L. Sherman, Chief Operating Officer. “Orders for our municipal products were up 37% over the first quarter, and we expect these markets to remain robust during the second half of 2015. Despite the recent softness in orders for U.S. exports and for products relating to upstream oil and gas markets, we are affirming our expectation that full-year adjusted earnings per share will be in the range from $0.95 to $1.02.”
CONFERENCE CALL
Federal Signal will host its second quarter conference call on Tuesday, July 28, 2015 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com or by dialing phone number 1-888-401-4669 and entering the pin number 5179579. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) provides products and services to protect people and our planet. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates three groups: Environmental Solutions, Safety and Security Systems and Fire Rescue. For more information on Federal Signal, visit: http://www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions; product and price competition; supplier and raw material prices; foreign currency exchange rate changes; interest rate changes; increased legal expenses and litigation results; legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Brian Cooper, Chief Financial Officer, +1-630-954-2000, bcooper@federalsignal.com

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except per share data)	2015	2014	2015	2014
Net sales	$230.8	$234.6	$452.4	$434.8
Cost of sales	165.1	175.7	327.5	329.1
Gross profit	65.7	58.9	124.9	105.7
Selling, engineering, general and administrative expenses	36.1	34.9	70.5	69.1
Restructuring	0.4	0.1	0.4	(0.1)
Operating income	29.2	23.9	54.0	36.7
Interest expense	0.6	0.9	1.2	1.9
Other expense, net	0.1	0.3	1.0	0.3
Income before income taxes	28.5	22.7	51.8	34.5
Income tax expense	(10.2)	(5.7)	(18.6)	(9.9)
Income from continuing operations	18.3	17.0	33.2	24.6
Gain (loss) from discontinued operations and disposal, net of tax	—	0.1	—	(0.1)
Net income	$18.3	$17.1	$33.2	$24.5
Basic earnings per share:
Earnings from continuing operations	$0.29	$0.27	$0.53	$0.39
Gain (loss) from discontinued operations and disposal, net of tax	—	—	—	—
Net earnings per share	$0.29	$0.27	$0.53	$0.39
Diluted earnings per share:
Earnings from continuing operations	$0.29	$0.27	$0.52	$0.39
Gain (loss) from discontinued operations and disposal, net of tax	—	—	—	—
Net earnings per share	$0.29	$0.27	$0.52	$0.39
Weighted average common shares outstanding:
Basic	62.6	62.8	62.5	62.8
Diluted	63.6	63.8	63.5	63.8
Cash dividends declared per common share	$0.06	$0.03	$0.12	$0.03

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2015	December 31, 2014
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$35.9	$30.4
Accounts receivable, net of allowances for doubtful accounts of $1.6 and $1.3, respectively	119.8	107.6
Inventories	120.1	121.0
Prepaid expenses	10.7	8.8
Deferred tax assets	12.3	18.8
Other current assets	7.2	2.8
Current assets of discontinued operations	0.7	1.1
Total current assets	306.7	290.5
Properties and equipment, net of accumulated depreciation of $128.9 and $124.6, respectively	68.2	69.5
Goodwill	262.4	266.3
Deferred tax assets	16.7	25.3
Deferred charges and other assets	3.7	4.0
Long-term assets of discontinued operations	3.0	3.1
Total assets	$660.7	$658.7
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and capital lease obligations	$6.2	$6.2
Accounts payable	49.4	50.7
Customer deposits	11.6	12.1
Deferred revenue	7.8	2.9
Accrued liabilities:
Compensation and withholding taxes	22.2	28.2
Other current liabilities	33.0	37.3
Current liabilities of discontinued operations	1.6	1.7
Total current liabilities	131.8	139.1
Long-term borrowings and capital lease obligations	42.4	44.0
Long-term pension and other postretirement benefit liabilities	58.4	63.5
Deferred gain	13.6	14.6
Other long-term liabilities	21.6	20.9
Long-term liabilities of discontinued operations	4.9	5.0
Total liabilities	272.7	287.1
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 64.7 and 64.2 shares issued, respectively	64.7	64.2
Capital in excess of par value	190.2	187.0
Retained earnings	252.7	227.0
Treasury stock, at cost, 2.2 and 1.7 shares, respectively	(35.0)	(27.1)
Accumulated other comprehensive loss	(84.6)	(79.5)
Total stockholders’ equity	388.0	371.6
Total liabilities and stockholders’ equity	$660.7	$658.7

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended June 30,
(in millions)	2015	2014
Operating activities:
Net income	$33.2	$24.5
Adjustments to reconcile net income to net cash provided by operating activities:
Loss from discontinued operations and disposal	—	0.1
Depreciation and amortization	7.7	7.3
Deferred financing costs	0.2	0.2
Deferred gain	(1.0)	(1.0)
Stock-based compensation expense	3.1	2.8
Excess tax benefit from stock-based compensation	(0.3)	—
Pension expense, net of funding	(2.2)	(2.4)
Provision for doubtful accounts	0.5	0.1
Deferred income taxes	14.6	12.0
Changes in operating assets and liabilities, net of effects of discontinued operations	(28.3)	(19.9)
Net cash provided by continuing operating activities	27.5	23.7
Net cash used for discontinued operating activities	(0.1)	(0.3)
Net cash provided by operating activities	27.4	23.4
Investing activities:
Purchases of properties and equipment	(5.6)	(9.4)
Proceeds from sales of properties and equipment	0.1	0.1
Proceeds from sale of FSTech Group	—	7.0
Net cash used for continuing investing activities	(5.5)	(2.3)
Financing activities:
Decrease in revolving lines of credit, net	—	(20.0)
Increase in short-term borrowings, net	—	5.0
Payments on long-term borrowings	(1.4)	(1.4)
Purchases of treasury stock	(5.0)	(3.3)
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(2.9)	—
Cash dividends paid to stockholders	(7.5)	(1.9)
Proceeds from stock-based compensation activity	0.4	1.1
Excess tax benefit from stock-based compensation	0.3	—
Other, net	(0.3)	(0.4)
Net cash used for continuing financing activities	(16.4)	(20.9)
Effects of foreign exchange rate changes on cash and cash equivalents	—	0.2
Increase in cash and cash equivalents	5.5	0.4
Cash and cash equivalents at beginning of period	30.4	23.8
Cash and cash equivalents at end of period	$35.9	$24.2

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS (Unaudited)
Environmental Solutions
The following table summarizes the Environmental Solutions Group’s operating results as of and for the three and six months ended June 30, 2015 and 2014:

	Three Months Ended June 30,			Six Months Ended June 30,
($ in millions)	2015	2014	Change	2015	2014	Change
Net sales	$146.6	$139.2	$7.4	$286.8	$259.9	$26.9
Operating income	29.2	23.1	6.1	53.1	38.3	14.8
Operating data:
Operating margin	19.9%	16.6%	3.3%	18.5%	14.7%	3.8%
Total orders	$114.2	$152.0	$(37.8)	$220.5	$266.2	$(45.7)
Backlog	152.0	205.6	(53.6)	152.0	205.6	(53.6)
Depreciation and amortization	2.0	1.6	0.4	3.8	3.2	0.6
Safety and Security Systems
The following table summarizes the Safety and Security Systems Group’s operating results as of and for the three and six months ended June 30, 2015 and 2014:

	Three Months Ended June 30,			Six Months Ended June 30,
($ in millions)	2015	2014	Change	2015	2014	Change
Net sales	$58.8	$61.3	$(2.5)	$115.1	$116.3	$(1.2)
Operating income	7.3	7.5	(0.2)	13.9	11.8	2.1
Operating data:
Operating margin	12.4%	12.2%	0.2%	12.1%	10.1%	2.0%
Total orders	$60.4	$61.0	$(0.6)	$118.1	$127.0	$(8.9)
Backlog	38.9	38.4	0.5	38.9	38.4	0.5
Depreciation and amortization	1.2	1.1	0.1	2.3	2.2	0.1
Fire Rescue
The following table summarizes the Fire Rescue Group’s operating results as of and for the three and six months ended June 30, 2015 and 2014:

	Three Months Ended June 30,			Six Months Ended June 30,
($ in millions)	2015	2014	Change	2015	2014	Change
Net sales	$25.4	$34.1	$(8.7)	$50.5	$58.6	$(8.1)
Operating income (loss)	0.0	(0.3)	0.3	0.3	(1.1)	1.4
Operating data:
Operating margin	0.0%	(0.9)%	0.9%	0.6%	(1.9)%	2.5%
Total orders	$38.9	$40.4	$(1.5)	$60.9	$91.9	$(31.0)
Backlog	78.2	112.0	(33.8)	78.2	112.0	(33.8)
Depreciation and amortization	0.7	0.9	(0.2)	1.5	1.7	(0.2)
Corporate Expenses
Corporate operating expenses were $7.3 million and $6.4 million for the three months ended June 30, 2015 and 2014, respectively. The increase was primarily associated with higher fees for professional services.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted net income and earnings per share from continuing operations (“EPS”):
The Company believes that modifying its 2015 and 2014 adjusted net income and diluted EPS provides an additional measure which is representative of the Company’s underlying performance and improves the comparability of results across reporting periods. Adjusted net income and adjusted EPS for the three and six months ended June 30, 2015 and 2014 excludes the impact of restructuring activity.

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions)	2015	2014	2015	2014
Income from continuing operations	18.3	17.0	33.2	24.6
Add:
Income tax expense	10.2	5.7	18.6	9.9
Income before income taxes	28.5	22.7	51.8	34.5
Add (less):
Restructuring	0.4	0.1	0.4	(0.1)
Adjusted income before income taxes	28.9	22.8	52.2	34.4
Adjusted income tax expense (a)	(10.3)	(5.7)	(18.7)	(9.8)
Adjusted net income from continuing operations	$18.6	$17.1	$33.5	$24.6

	Three Months Ended June 30,		Six Months Ended June 30,
(dollars per diluted share)	2015	2014	2015	2014
EPS, as reported	$0.29	$0.27	$0.52	$0.39
Add:
Income tax expense	0.15	0.09	0.29	0.15
Income before income taxes	0.44	0.36	0.81	0.54
Add (less):
Restructuring	0.01	—	0.01	—
Adjusted income before income taxes	0.45	0.36	0.82	0.54
Adjusted income tax expense (a)	(0.16)	(0.09)	(0.29)	(0.15)
Adjusted EPS	0.29	0.27	0.53	0.39

(a)	Adjusted income tax expense for the three and six months ended June 30, 2015 and 2014 was recomputed after excluding the impact of restructuring activity.

Total debt to adjusted EBITDA ratio:
The Company uses the ratio of total debt to adjusted EBITDA as one measure of its long-term financial stability. The Company uses the ratio to calibrate the magnitude of its debt and its debt capacity against adjusted EBITDA, which is used as an operating performance measure. We believe that investors use a version of this ratio in a similar manner. In addition, financial institutions (including the Company’s lenders) use the ratio in connection with debt agreements to set pricing and covenant limitations. For these reasons, the Company believes that the ratio is a meaningful metric to investors in evaluating the Company’s long term financial performance and stability. The Company’s calculation methodology consists of dividing total debt by the trailing 12-month total of income from continuing operations before interest expense, debt settlement charges, other expense, income tax benefit/expense, and depreciation and amortization. Other companies may use different methods to calculate total debt to EBITDA. The following table summarizes the Company’s ratio of total debt to adjusted EBITDA, and reconciles income from continuing operations to adjusted EBITDA:

	Trailing Twelve Months Ending June 30,
($ in millions)	2015	2014
Total debt	$48.6	$75.5

Income from continuing operations	71.6	68.1
Add:
Interest expense	3.1	4.5
Other expense, net	2.2	0.5
Income tax expense (benefit)	33.0	3.9
Depreciation and amortization	15.4	14.6
Adjusted EBITDA	$125.3	$91.6

Total debt to adjusted EBITDA ratio	0.4	0.8